

May 7, 2015

Via E-mail
Sten Holmberg
Chief Counsel
Nordic Investment Bank
c/o Executive Director
Nordic-Baltic Executive Director's Office
International Monetary Fund
700 19th Street, N.W.
Washington, D.C. 20431

Re: Nordic Investment Bank
Registration Statement under Schedule B
Filed April 10, 2015
File No. 333-203363

Form 18-K for Fiscal Year Ended December 31, 2013
Filed May 12, 2014, as amended September 23, 2014, October 16, 2014 and March 12, 2015
File No. 001-08907

Dear Mr. Holmberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your documents and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1.   To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data. For example, please provide debt tables as of the most recent practicable date. We note that the debt tables are presented as of December 31, 2013.

2.   In future filings, please disclose any recent economic and political developments or events that materially affected or are reasonably likely to materially affect NIB's financial condition or results of operations.

3.   To the extent material, consider providing summary information that includes the key economic data of each of the member countries, including nominal and real GDP, consumer price index, industrial product price index, unemployment, balance of payments, public finance and public debt figures.

4.   Please advise as to whether the pricing supplement will indicate whether the offering is a takedown off of the shelf registration statement or an unregistered offering.

5.   Please refer to the contact information that you provide for your principal offices on page 3. Please revise to include a toll-free telephone number or advise.

About this Prospectus Supplement, page S-3

6.   Please revise the final paragraph or provide additional language to clarify that this disclosure is not intended to be a disclaimer or limitation of liability under the federal securities laws. We note similar disclosure on page A-2.

Where You Can Find More Information, page 14

7.   Please provide the file number for Nordic Investment Bank's annual report on Form 18-K.

Form 18-K for the Fiscal Year Ended December 31, 2013

Exhibit I

8.   In the Schedule of Funded Debt, for floating rate debt please specify the current interest rate or disclose how the rate is calculated.

Governance, page 24

9.   Please describe the matters that fall specifically within the authority of the Board of Governors.

Amendment No. 3 to Form 18-K for the Fiscal Year Ended December 31, 2013

Exhibit IX

Lending, page 2

10.   We note your disclosure that the percentage of NIB's total lending allocated to renewable energy projects and energy efficiency projects amounted to 19% and 15%. Either in an amendment or in your next annual report filing, please clarify whether these figures relate to the total amount of loans outstanding or the total loans made in 2014.

Financial Results, page 4

11.   Please clarify the amount of the call that the Board made with respect to the environmental investment loan facility.

12.   Please consider discussing why the amounts of losses associated with PIL loans and MIL facilities that member countries will cover or guarantee are not identical. Also, consider disclosing why these amounts are not the same as the portions of authorized capital or paid-in capital and why authorized and paid-in portions are not the same.

Board evaluation, page 5

13.   To the extent material, please expand the discussion of changes the Board has suggested regarding its working practices as a result of the self-evaluation.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3758 or Ellie Quarles, Special Counsel, at (202) 551-3238.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney

cc: Ward A. Greenberg
        Cleary Gottlieb Steen & Hamilton LLP
        Via E-mail